AVRUPA MINERALS LTD.

Annual General Meeting

to be held on June 22, 2023

Notice of Annual General Meeting

and

Information Circular

ONLINE AT:

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AVRUPA MINERALS LTD.

Suite 410 - 325 Howe Street
Vancouver, B.C.  V6C 1Z7

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of Avrupa Minerals Ltd. (the “Company”) will be held will be held by Zoom meeting conference: https://us02web.zoom.us/j/89262947952?pwd=YUk4MWVFUHdIalcwY3JScTMxYWVDUT09

(Meeting ID: 892 6294 7952; password: 386570), on Thursday, June 22, 2023 at 10:00 a.m. (local time in Vancouver, British Columbia) due to the COVID-19 pandemic and government orders to maintain social distancing..  At the Meeting, the shareholders will receive the financial statements for the year ended December 31, 2022, together with the auditor’s report thereon, and consider resolutions to:

1.fix the number of directors at five;

2.elect directors for the ensuing year;

3.appoint DeVisser Gray LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year;

4.authorize the directors to determine the remuneration to be paid to the auditor;

5.confirm the Company’s stock option plan, as required annually by the policies of the TSX Venture Exchange; and

6.transact such other business as may properly be put before the Meeting.

Shareholders are reminded that no votes will be accepted at the Zoom Meeting.  Shareholders who wish to ensure that their common shares will be voted, must complete, date and execute the enclosed form of proxy, or another suitable form of proxy, and deliver it by mail or by fax in accordance with the instructions set out in the form of proxy and in the management information circular accompanying this Notice.  For greater clarity, proxies need to be received by TSX Trust Company (“TSX Trust”).  If a shareholder does not deliver a proxy to TSX Trust Company, Attention: Proxy Department, 301 – 100 Adelaide Street West, Toronto, Ontario, M5H 4H1 before the proxy cut-off date of 10:00a.m. Vancouver time on Tuesday, June 20, 2023.  Only shareholders of record at the close of business on Friday, May 12, 2023 will be entitled to vote at the Meeting.

A management information circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 12th day of May, 2023.

ON BEHALF OF THE BOARD

“Paul W. Kuhn”

Paul W. Kuhn,

President and Chief Executive Officer

AVRUPA MINERALS LTD.
Suite 410 - 325 Howe Street
Vancouver, B.C.  V6C 1Z7

INFORMATION CIRCULAR

(as at May 12, 2023 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation of proxies by the Management of Avrupa Minerals Ltd. (the “Company”).  The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual general meeting of the shareholders of the Company to be held on Thursday, June 22, 2023 (the “Meeting”), at the time and place set out in the accompanying notice of Meeting (the “Notice of Meeting”).  The Company will bear the cost of this solicitation.  The solicitation will be made by mail, but may also be made by telephone.

THE COMPANY IS HOLDING ITS MEETING BY ZOOM MEETING CONFERENCE ONLY DUE TO THE COVID-19 PANDEMIC AND GOVERNMENT ORDERS TO MAINTAIN SOCIAL DISTANCING.  NO VOTES WILL BE ACCEPTED AT THE ZOOM MEETING CONFERENCE. SHAREHOLDERS WHO WISH TO ENSURE THAT THEIR COMMON SHARES WILL BE VOTED, MUST COMPLETE, DATE AND EXECUTE THE ENCLOED FORM OF PROXY, OR ANOTHER SUITABLE FORM OF PROXY, AND DELIVER IT BY MAIL OR BY FAX IN ACCORDANCE WITH THE INSTRUCTIONS SET OUT IN THE FORM OF PROXY AND IN THE NOTICE ACCOMPANYING THIS CIRCULAR.  FOR GREATER CLARITY, PROXIES NEED TO BE RECEIVED BY COMPUTERSHARE BEFORE THE PROXY CUT-OFF DATE OF 10:00 A.M., VANCOUVER TIME ON TUESDAY JUNE 20, 2023.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the Proxy are directors and/or officers of the Company.  A registered shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided.  The completed Proxy should be delivered to TSX Trust Company (“TSX Trust”) by 10:00 a.m. (local time in Vancouver, British Columbia) on Tuesday, June 20, 2023, or before 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting at which the Proxy is to be used.

The Proxy may be revoked by:

(a)signing a proxy with a later date and delivering it at the time and place noted above;

(b)signing and dating a written notice of revocation and delivering it to TSX Trust, or by transmitting a revocation by telephonic or electronic means, to TSX Trust, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the Proxy is to be used, or delivering a written notice of revocation and delivering it to the Chairman of the Meeting on the day of the Meeting or adjournment of it; or

(c)attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by Proxy in the form provided to shareholders will be voted or withheld from voting by the designated holder in accordance with the direction of the registered shareholder appointing him.  If there is no direction by the registered shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditor as set out in this Circular.  The Proxy gives the person named in it the discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting.  At the time of printing of this Circular, the management of the Company (the “Management”) knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold common shares in their own name.  Shareholders who hold their common shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their common shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of common shares will be recognized and acted upon at the Meeting.  If common shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then those common shares will, in all likelihood, not be registered in the shareholder’s name.  Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).  In the United States, the vast majority of such common shares are registered under the name of Cede & Co., the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms.  Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted or withheld at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of instrument of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to registered shareholders by the Company.  However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada.  Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example).  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.  A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote common shares directly at the Meeting.  The VIFs must be returned to Broadridge (or instructions respecting the voting of common shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted.  If you have any questions respecting the voting of common shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

The Notice of Meeting, Circular, Proxy and VIF, as applicable, are being provided to both registered shareholders and Beneficial Shareholders.  Beneficial Shareholders fall into two categories - those who object to their identity being known to the issuers of securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”).  Subject to the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), issuers may request and obtain a list of their NOBOs from intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials directly (not via Broadridge) to such NOBOs.  If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

Pursuant to the provisions of NI 54-101, the Company is providing the Notice of Meeting, Circular and Proxy or VIF, as applicable, to both registered owners of the securities and non-registered owners of the securities.  If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the intermediary holding common shares on your behalf) has assumed responsibility for (a) delivering these materials to you, and (b) executing your proper voting instructions.  Please return your voting instructions as specified in the VIF.  As a result, if you are a non-registered owner of the securities, you can expect to receive a scannable VIF from TSX Trust.  Please complete and return the VIF to TSX Trust in the envelope provided or by facsimile.  In addition, internet voting instructions can be found on the VIF.  TSX Trust will tabulate the results of the VIFs received from the Company’s NOBOs and will provide appropriate instructions at the Meeting with respect to the common shares represented by the VIFs they receive.

The Company’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.  The Company does not intend to pay for intermediaries to deliver the Notice of Meeting, Circular and VIF to OBOs and accordingly, if the OBO’s intermediary does not assume the costs of delivery of those documents in the event that the OBO wishes to receive them, the OBO may not receive the documentation.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity.  NI 54-101 allows a Beneficial Shareholder who is a NOBO to submit to the Company or an applicable intermediary any document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder.  If such a request is received, the Company or an intermediary, as applicable, must arrange, without expenses to the NOBO, to appoint such NOBO or its nominee as a proxyholder and to deposit that proxy within the time specified in this Circular, provided that the Company or the intermediary receives such written instructions from the NOBO at least one business day prior to the time by which proxies are to be submitted at the Meeting, with the result that such a written request must be received by 10:00 a.m. (local time in Vancouver, British Columbia) on the day which is at least three business days prior to the Meeting.  A Beneficial Shareholder who wishes to attend the Meeting and to vote their common shares as proxyholder for the registered shareholder, should enter their own name in the blank space on the VIF or such other document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in the Notice of Meeting, Circular and the accompanying Proxy are to registered shareholders of the Company as set forth on the list of registered shareholders of the Company as maintained by the registrar and transfer agent of the Company, TSX Trust, unless specifically stated otherwise.

Financial Statements

The audited financial statements of the Company for the year ended December 31, 2022, together with the auditor’s report on those statements and Management Discussion and Analysis, will be presented to the shareholders at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of the accompanying Notice of Meeting, the Company’s authorized capital consists of an unlimited number of common shares of which 54,674,754 common shares are issued and outstanding.  All common shares in the capital of the Company carry the right to one vote.

Shareholders registered as at Friday, May 12, 2023, are entitled to attend and vote at the Meeting.  Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding common shares of the Company:

Shareholder	Number of Shares	Percentage of Issued Capital
Mark T. Brown	9,772,001	17.87%

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed.  Management proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by the Management will be voted for the nominees listed in this Circular.  Management does not contemplate that any of the nominees will be unable to serve as a director.  The number of directors of the Company is currently set at five.  Shareholders will be asked at the Meeting to pass an ordinary resolution to set the number of directors for the ensuing year at five.

Pursuant to the advance notice provisions contained in the Company’s articles, any additional director nominations for the Meeting must have been received by the Company no later than the close of business on May 12, 2023.  As no such nominations were received by the Company prior to such date, Management’s nominees for election as directors set forth below shall be the only nominees eligible to stand for election at the Meeting.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular.

Name, province or state and country of residence and positions, current and former, if any, held in the Company	Principal occupation during the last five years	Served as director of the Company since	Number of common shares of the Company beneficially owned, directly or indirectly, or controlled or directed at present(1)
PAUL W. KUHN Braga, Portugal Director, Chief Executive Officer and President	Chief Executive Officer of the Company; formerly Chief Executive Officer of Metallica Mining AS.	July 8, 2010	1,181,250
MARK T. BROWN(2) British Columbia, Canada Director

President, Pacific Opportunity Capital Ltd. (“POC”); founder of Rare Element Resources Ltd., director of Alianza Minerals Ltd., Mich Mining Ltd., Azucar Minerals Ltd., East West Petroleum Ltd. and Mountain Boy Minerals Ltd.

		January 23, 2008	9,772,001(3)
PAUL DIRCKSEN(2) Idaho, USA Director	Geologist; Technical Committee member of Timberline Resources Corp.	September 30, 2013	Nil
PAUL NELLES Germany Director	Chief Executive Officer of Peshter Mining Company J.S.C., non-executive director of Innomatik Exploration Kosovo LLC	April 7, 2016	126,448
FRANK HÖGEL(2) Germany Director	Asset Manager actively involved in the financial evaluation of companies, convertible debenture structuring, and international financing, specifically focusing on the structuring, initiation, and completion of international convertible debenture financings in the mining industry; director of numerous public companies and a member of Advisory Board of Concept Capital Management Ltd.	August 2, 2016	200,000

Notes:

(1)The information as to common shares beneficially owned or controlled has been provided by the nominees themselves.

(2)Denotes a member of the Audit Committee

(3)Of these common shares, 7,654,501 are held by POC, a company controlled by Mr. Brown and his family and of which Mr. Brown is the President and a director, 156,250 are held by Spartacus Management Inc., a company over which Mr. Brown has control or direction, 1,800,000 are held in Mr. Brown’s RRSP and 136,250 held directly by Mr. Brown.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

Corporate Cease Trade Orders or Bankruptcies

Except as noted below, no director or proposed director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mark Brown, a director and CEO of the Corporation, was formerly a director of Sutter Gold Mining Inc. (“SGM”), a company listed on the TSX Venture Exchange. Mr. Brown resigned as a director of SGM on May 21, 2019. On May 6, 2019, SGM received a cease trade order issued by the British Columbia Securities Commission for failure to file audited financial statements and Management’s Discussion & Analysis for the year ended December 31, 2018. SGM’s listing on the TSX Venture Exchange remains suspended until SGM meets TSX Venture Exchange’s requirements and upon the revocation of the cease trade order. Pursuant to an order of the Supreme Court of British Columbia dated May 17, 2019, a receiver was appointed over all of the assets, undertakings and properties of SGM.

From August 9, 2018 until February 13, 2019, Mark Brown was a director of Ascent Industries Corp. (“Ascent”), a company listed on the Canadian Securities Exchange. On March 1, 2019, the Supreme Court of British Columbia issued an order granting Ascent’s application for creditor protection under the Companies’ Creditors Arrangement Act (Canada) to address near term liquidity issues. In March 2020, Ascent was discharged from CCAA protection and resumed trading on the Canadian Securities Exchange in May 2020 under the new name Luff Enterprises Ltd.

Individual Bankruptcies

No director or proposed director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

None of the proposed directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder making a decision about whether to vote for the proposed director.

EXECUTIVE COMPENSATION

Named Executive Officers

During the financial year ended December 31, 2022, the Company had two Named Executive Officers (“NEOs”) being, Paul W. Kuhn, the Chief Executive Officer (“CEO”) and the President, and Winnie Wong, the Chief Financial Officer (“CFO”) and Secretary of the Company.

“Named Executive Officer” means: (a) each CEO, (b) each CFO, (c) each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (d) each individual who would be a NEO under (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Discussion and Analysis

The Board’s compensation program is designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value.  The Board recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility.  In general, a NEOs compensation is comprised of two components:

(a) Salary, wages or contractor payments; and

(b) Stock option grants.

The objectives and reasons for this system of compensation are generally to allow the Company to remain competitive compared to its peers in attracting experienced personnel. The CFO takes a payment as a contractor that is lower than comparative salary levels because she also works as the CFO for other companies and does not devote 100% of her time to the Company.

Stock option grants are designed to reward the NEO’s for success on a similar basis as the shareholders of the Company, but these rewards are highly dependent upon the volatile stock market, much of which is beyond the control of the NEOs.

The Board has not formally considered the risks associated with the Company’s compensation policies and practices.  The Company’s compensation policies and practices give greater weight toward long-term incentives to mitigate the risk of encouraging short term goals at the expense of long term sustainability.  The discretionary nature of annual bonus awards and option grants are significant elements of the Company’s compensation plans and provide the Board with the ability to reward historical performance and behaviour that the Board considers to be aligned with the Company’s best interests. The Company has attempted to minimize those compensation practices and policies that expose the Company to inappropriate or excessive risks.

The Company has not established a policy on whether or not a NEO or director is permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

No directors’ fees are paid.

Share-Based and Option-Based Awards

The Company does not grant share-based awards.  Stock option grants are made on the basis of the number of stock options currently held, position, overall individual performance, anticipated contribution to the Company’s future success and the individual’s ability to influence corporate and business performance.  The purpose of granting such stock options is to assist the Company in compensating, attracting, retaining and motivating the officers, directors and employees of the Company and to closely align the personal interest of such persons to the interest of the shareholders.

The recipients of incentive stock options and the terms of the stock options granted are determined from time to time by the Board.  The exercise price of the stock options granted is generally determined by the market price at the time of grant.

SUMMARY COMPENSATION TABLE

Set out below is a summary of compensation paid or accrued during the Company’s three most recently completed financial years to the Company’s NEOs.

Summary Compensation Table

Name and principal position	Year	Salary ($)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
				Annul Incentive plans	Long-term incentive plans
Paul W. Kuhn(1) CEO and President	2022 2021 2020	$153,424(1) $150,000(1) $150,000(1)	12,460 Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	$165,884 $150,000 $150,000
Winnie Wong CFO and Secretary	2022 2021 2020	N/A N/A N/A	12,460 Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$135,135(3) $94,200(3) $132,435(3)	$147,595 $94,200 $132,435

Notes:

(1)Mr. Kuhn receives a fee of $12,500 per month.  During fiscal 2022, Mr. Kuhn received an additional €2,500 ($3,424) for his consulting work in Kosovo as a result of past services.

(2)The fair value of option-based awards was determined by the Black-Scholes Option Pricing Model with the following assumptions:

202220212020

Risk-free interest rate:1.34%n/an/a

Expected dividend yield:Niln/an/a

Expected volatility:144.13%n/an/a

Expected life of option:5 yearsn/an/a

(3)POC, a company of which Winnie Wong is the Vice President, charged a total of $135,135, $94,200 and $132,435 for rent and accounting and management fees for a team of four people during financial years ended December 31, 2022, December 31, 2021 and December 31, 2020, respectively.

(4)The dollar amounts are calculated based on a conversion rate of Euros to Canadian dollars as at the average exchange rate for the year.

Narrative Discussion

Paul W. Kuhn: Effective on June 1, 2019, the Company entered into a consulting agreement (the “Kuhn Agreement”) with Paul Kuhn to serve as the Company’s president and chief executive officer. Mr. Kuhn is responsible for providing technical oversight and guidance, establishing corporate goals and objectives and setting and implementing corporate strategies. Pursuant to the Kuhn Agreement:

•Mr. Kuhn receives a fee of $12,500 per month and received a rent allowance of €4,000 for the first four months of the Kuhn Agreement;

•If the Company is substantially sold or has a change of control (as defined in the Kuhn Agreement), Mr. Kuhn will receive a payment equal to two years of fees; and

•The Kuhn Agreement remains effective until terminated in writing by either the Company or Mr. Kuhn. The Company may terminate the contract at any time without notice or payment in lieu thereof for cause or at any time without cause by providing six months’ written notice or by paying Mr. Kuhn fees in lieu of such notice. Mr. Kuhn may terminate the Kuhn Agreement at any time by providing the Company with three months’ written notice.

Winnie Wong:  The Company paid a total of $135,135 during the financial year ended 2022 to POC, a company of which Mr. Brown is the President and a director and Ms. Wong is a Vice President, for rent and the management and accounting services of an accounting and administrative team of four people during 2022.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The Company does not have any share-based awards held by a NEO.  The following table sets forth the outstanding option-based awards held by the NEOs of the Company at the end of the most recently completed financial year:

Outstanding Option-Based Awards

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiration date	Value of unexercised in-the-money options ($)(1)
Paul W. Kuhn CEO and President	37,500 200,000	$0.40 $0.08	March 14, 2023 March 14, 2027	Nil Nil
Winnie Wong CFO and Secretary	31,250 200,000	$0.40 $0.08	March 14, 2023 March 14, 2027	Nil Nil

Note:

(1)“In-the-Money Options” means the excess of the market value of the Company’s shares on December 31, 2022 over the exercise price of the options.  The market price for the Company’s common shares on December 31, 2022 was $0.025.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each NEO:

Value Vested or Earned for Incentive Plan Awards During the Most
Recently Completed Financial Year

Name	Option-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Paul W. Kuhn CEO and President	12,460	N/A
Winnie Wong CFO and Secretary	12,460	N/A

Narrative Discussion

The following information is intended as a brief description of the Stock Option Plan and is qualified in its entirety by the full text of the Stock Option Plan, which will be available for review at the Meeting.

1.The maximum number of shares issuable under the Stock Option Plan, together with the number of shares issuable under outstanding options granted otherwise than under the Stock Option Plan, shall not exceed 10% of the shares outstanding from time to time.  The exercise price shall be the price per share, as determined by the Board in its sole discretion as of the date on which the Board grants a particular stock option (the “Award Date”), at which an option holder may purchase a share upon the exercise of a stock option.  The exercise price shall not be less than the closing price of the Company’s shares traded through the facilities of the Exchange on the day preceding the Award Date, less any discount permitted by the Exchange, or such other price as may be required by the Exchange.  Any reduction in the exercise price of a stock option held by an option holder who is an insider of the Company at the time of the proposed reduction will require disinterested shareholder approval.

2.The Company shall not grant stock options to any one person in any 12 month period which could, when exercised, result in the issuance of shares exceeding 5% of the issued and outstanding shares of the Company unless the Company has obtained the requisite disinterested shareholder approval to the grant; or to any one consultant in any 12 month period which could, when exercised, result in the issuance of shares exceeding 2% of the issued and outstanding shares of the Company; or in any 12 month period, to persons employed or engaged by the Company to perform investor relations activities which could, when exercised, result in the issuance of shares exceeding, in aggregate 2% of the issued and outstanding shares of the Company.

3.If any stock option expires or otherwise terminates for any reason without having been exercised in full, the number of shares in respect of which stock option expired or terminated shall again be available for the purposes of the Stock Option Plan.  The term of an option shall be the date so fixed by the Board at the time the particular stock option is awarded, provided that such date shall not be later than the tenth anniversary of the Award Date of the stock option.  The expiry date of a stock option shall be the earlier of the date so fixed by the Board at the time the stock option is awarded and the date established, if applicable, in sub-paragraphs (a) to (c) below (the “Early Termination Date”):

(a)In the event that the option holder should die while he or she is still a director or officer or employee or consultant, the Early Termination Date shall be 12 months from the date of death of the option holder; or

(b)In the event that the option holder holds his or her stock option as director or officer of the Company and such option holder ceases to be a director or officer of the Company other than by reason of death, the Early Termination Date of the stock option shall be the 90th day following the date the option holder ceases to be a director or officer of the Company unless the option holder ceases to be a director of the Company but continues to be engaged by the Company as an employee or consultant, in which case the expiry date of the stock option shall remain unchanged; or

(c)In the event that the option holder holds his or her stock option as an employee or consultant of the Company and such option holder ceases to be an employee or consultant of the Company other than by reason of death, the Early Termination Date of the stock option shall be the 90th day following the date the option holder ceases to be an employee or consultant of the Company.

4.Notwithstanding the foregoing, the Early Termination Date for stock options granted to any option holder engaged primarily to provide investor relations activities shall be the 30th day following the date that the option holder ceases to be employed in such capacity, unless the option holder continues to be engaged by the Company as an employee or director, in which case the Early Termination Date shall be determined as set forth above.

5.All stock options granted pursuant to the Stock Option Plan will be subject to such vesting requirements as may be prescribed by the Exchange, if applicable, or as may be imposed by the Board. All stock options granted to consultants performing investor relations activities will vest in stages over 12 months with no more than one-quarter of the stock options vesting in any three month period.

PENSION BENEFITS

The Company does not have a pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The table below sets out the estimated incremental payments, payables and benefits due to each of the NEOs, on termination without cause assuming termination on December 31, 2022 and on termination on a change of control or resignation for good cause following a change of control assuming termination or resignation on December 31, 2022.

Name	Base Salary	Bonus	Option-Based Awards(1)	All Other Compensation	Total
Paul W. Kuhn CEO and President	$75,000(2)	Nil	Nil	Nil	$75,000
Winnie Wong CFO and Secretary	Nil	Nil	Nil	Nil	Nil

Notes:

(1)Assumes no exchange of options held by NEOs for acquiring Company’s stock options and the vesting of all outstanding options.  Calculated based on the difference between the market price of the Company’s common shares on the Exchange on December 31, 2022, which was $0.025, and the exercise price of the option.

(2)The Company may terminate the Contract for Services during its term without notice or any payment in lieu thereof for cause.  The Company may also terminate the Contract for Services during its term without cause and without further obligation by providing Mr. Kuhn with six months written notice or by paying Mr. Kuhn in lieu of such notice.  In the case of change of control, Mr. Kuhn will receive a payment equal to two years of fees.

The Company has no compensatory plan, contract or arrangement where an NEO is entitled to receive more than $100,000 (including periodic payments or instalments) to compensate such NEO in the event of resignation, retirement or other termination of the NEOs employment with the Company, a change of control of the Company, or a change in responsibilities of the NEO following a change in control.

DIRECTOR COMPENSATION

The Company does not have share-based awards held by a director.  Other than compensation paid to the NEOs, and except as noted below, no compensation was paid to directors in their capacity as directors of the Company or its subsidiaries, in their capacity as members of a committee of the Board or of a committee of the board of directors of its subsidiaries, or as consultants or experts, during the Company’s most recently completed financial year.

Set out below is a summary of compensation paid or accrued during the Company’s most recently completed financial year to the Company’s directors, other than the NEOs previously disclosed.

Director Compensation Table

Name	Fees earned ($)	Option-based awards ($)	Non-equity inventive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Paul Dircksen	Nil	12,460	N/A	N/A	Nil	12,460
Mark T. Brown	Nil	12,460	N/A	N/A	Nil	12,460
Paul Nelles	Nil	12,460	N/A	N/A	Nil	12,460
Frank Högel	Nil	12,460	N/A	N/A	Nil	12,460

Narrative Discussion

Directors are compensated through the grant of stock options.  No directors’ fees are paid.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The Company does not have any share-based awards held by a director.  The following table sets forth details of all awards granted to directors of the Company which are outstanding at the end of the most recently completed financial year.

Outstanding Option-Based Awards

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiration date	Value of unexercised in-the-money options ($)(1)
Paul Dircksen	25,000 200,000	$0.40 $0.08	March 14, 2023 March 14, 2027	Nil Nil
Mark T. Brown	31,250 200,000	$0.40 $0.08	March 14, 2023 March 14, 2027	Nil Nil
Paul Nelles	25,000 200,000	$0.40 $0.08	March 14, 2023 March 14, 2027	Nil Nil
Frank Högel	25,000 27,000 200,000	$0.40 $0.20 $0.08	March 14, 2023 January 7, 2024 March 14, 2027	Nil Nil Nil

Notes:

(1)“In-the-Money Options” means the excess of the market value of the Company’s shares on December 31, 2022 over the exercise price of the options.  The market price for the Company’s common shares on December 31, 2022 was $0.025.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each director:

Value Vested or Earned for Incentive Plan Awards During the Most
Recently Completed Financial Year

Name	Option-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Paul Dircksen	12,460	Nil
Mark T. Brown	12,460	Nil
Paul Nelles	12,460	Nil
Frank Högel	12,460	Nil

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans, as at the end of the most recently completed financial year:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the securityholders	2,080,750	$0.15	3,386,725
Equity compensation plans not approved by the securityholders	N/A	N/A	N/A
Total	2,080,750	$0.15	3,386,725

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Company, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company since the beginning of the most recently completed financial year of the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS
TO BE ACTED UPON

No director or executive officer of the Company or any proposed nominee of Management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company’s last financial year in matters to be acted upon at the Meeting, other than the election of directors, the appointment of auditors and the confirmation of the Stock Option Plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the persons who were directors or executive officers of the Company or a subsidiary at any time during the Company’s last completed financial year, the proposed nominees for election to the Board, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITOR

Auditor

Management intends to nominate De Visser Gray LLP, Chartered Professional Accountants, of Suite 401 - 905 West Pender Street, Vancouver, British Columbia  V6C 1L6, for re-appointment as auditor of the Company.  Forms of proxies given pursuant to this solicitation will, on any poll, be voted as directed and, if there is no direction, for the re-appointment of De Visser Gray LLP, Chartered Professional Accountants, as the auditor of the Company to hold office for the ensuing year with remuneration to be fixed by the directors.  De Visser Gray LLP, Chartered Professional Accountants was first appointed as auditor of the Company on May 7, 2008.

MANAGEMENT CONTRACTS

Management, administrative and secretarial functions are provided by POC.  A total of $135,135 was invoiced by POC for management and accounting services rendered and for the services of Mark T. Brown, a director of the Company, and Winnie Wong, the Chief Financial Officer, and two other staff members of POC for the year ended December 31, 2022.

Effective June 1, 2019, Paul W. Kuhn receives a monthly compensation of $12,500 for his services as CEO, pursuant to the Kuhn Agreement.

Other than as disclosed herein, no management functions of the Company are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

AUDIT COMMITTEE

The Company is required to have an audit committee (the “Audit Committee”) comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company.

Audit Committee Charter

The text of the Audit Committee’s charter is attached as Schedule “A” to this Circular.

Composition of Audit Committee and Independence

The Company’s current Audit Committee consists of Mark T. Brown, Paul Dircksen and Frank Högel.

National Instrument 52-110 - Audit Committees (“NI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company’s Board, reasonably interfere with the exercise of the member’s independent judgment.  Of the Company’s current Audit Committee members, Frank Högel and Paul Dircksen are “independent” within the meaning of NI 52-110.  POC, a company controlled by Mark T. Brown and his family, receives a consulting fee from the Company.  As such, Mr. Brown is not considered to be “independent” as such term is defined in NI 52-110.

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.  All of the members of the Audit Committee are “financially literate” as that term is defined. The following sets out the Audit Committee members’ education and experience that is relevant to the performance of his responsibilities as an audit committee member.

Relevant Education and Experience

Mark T. Brown:  Mr. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Professional Accountants of British Columbia.  He is currently President of POC, a private company which provides financial solutions, equity and management services to small and medium size entrepreneurial enterprises.  Mr. Brown is an officer and director of a number of public and private companies and his corporate activities include transactions, financings and corporate financial planning.  He is a founder of Rare Element Resources Ltd., which is listed on the Toronto Stock Exchange and the NYSE AMEX.  Between 1990 and 1994, Mr. Brown worked with PricewaterhouseCoopers.  He is currently a director and /or officer of various other public companies.

Paul Dircksen:  Mr. Dircksen has over 35 years of experience in the mining and exploration industry, serving in executive, managerial, and technical roles at several companies. He has a strong technical background, serving as a team member on nine gold discoveries, seven of which later became operating mines. Mr. Dircksen has held senior management positions with Lacana Gold, The Cordex Syndicate, Orvana Minerals, Bravo Venture Group, and Brett Resources. He holds an M.S. in Geology from the Mackay School of Mines at the University of Nevada.  Mr. Dircksen is currently the President and CEO of Timberline Resources Corporation which is listed on the NYSE Market Exchange under the symbol “TLR” and on the TSXV under the symbol “TBR”.

Frank Högel: Mr. Högel currently serves as the CEO of Peter Beck Performance Funds GbR and sits on the advisory board of Concept Capital Management. Concept Capital is an asset management company focused on evaluating and investing in Canadian resource companies through equity investments, convertible bonds and gold, silver and copper off-take agreements. Mr. Högel has a MBA with a focus on financial management, banking, and international business and management from the University of Nürtingen, Germany. He also sits on the board of several other public companies listed on the TSXV.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Audit Committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

(a)the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110; or

(b)an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies and procedures for the engagement of non-audit services.

Audit Fees

The following table sets forth the fees billed by De Visser Gray LLP, Chartered Professional Accountants, to the Company and its subsidiaries, for services rendered in the last two fiscal years:

	2022	2021
	($)	($)
Audit fees(1)	$20,500	$20,500
Audit related fees(2)	Nil	Nil
Tax fees(3)	Nil	Nil
All other fees(4)	Nil	Nil
Total	$20,500	$20,500

Notes:

(1)“Audit fees” include aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit fees.

(2)“Audited related fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit fees” above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)“Tax fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.  The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)“All other fees” include the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above.

Exemption in Section 6.1

The Company is a “venture issuer” as defined in NI 52-110 and is relying on the exemption in section 6.1 of NI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations).

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 - Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201.  These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance practices.  The Board and Management consider good corporate governance to be an integral part of the effective and efficient operation of Canadian corporations.  The Company’s approach to corporate governance is set out below.

Board of Directors

Management is nominating five individuals to the Board, all of whom are current directors of the Company.

The Guidelines suggest that the board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as “independent” directors under NI 52-110, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company.  The “material relationship” is defined as a relationship which could, in the view of the Company’s Board, reasonably interfere with the exercise of a director’s independent judgement.  All of the current members of the Board are considered “independent” within the meaning of NI 52-110, except for except for Paul W. Kuhn, who is the President and CEO and Mark T. Brown, who is the President and a director of a company which receives consulting fees from the Company.

The Board has a stewardship responsibility to supervise the management of and oversee the conduct of the business of the Company, provide leadership and direction to Management, evaluate Management, set policies appropriate for the business of the Company and approve corporate strategies and goals.  The day-to-day management of the business and affairs of the Company is delegated by the Board to the CEO and the President.  The Board will give direction and guidance through the President to Management and will keep Management informed of its evaluation of the senior officers in achieving and complying with goals and policies established by the Board.

The Board recommends nominees to the shareholders for election as directors, and immediately following each annual general meeting appoints an Audit Committee and the chairperson of the Audit Committee.  The Board establishes and periodically reviews and updates the Audit Committee mandates, duties and responsibilities of each committee, elects a chairperson of the Board and establishes his or her duties and responsibilities, appoints the CEO, CFO and President of the Company and establishes the duties and responsibilities of those positions and on the recommendation of both the CEO and the President, appoints the senior officers of the Company and approves the senior management structure of the Company.

The Board exercises its independent supervision over management by its policies that (a) periodic meetings of the Board be held to obtain an update on significant corporate activities and plans; and (b) all material transactions of the Company are subject to prior approval of the Board.  The Board shall meet not less than three times during each year and will endeavour to hold at least one meeting in each fiscal quarter.  The Board will also meet at any other time at the call of the President, or subject to the Articles of the Company, of any director.

The mandate of the Board, as prescribed by the Business Corporations Act (British Columbia) (“BCBCA”) is to manage or supervise management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.

Directorships

The following directors of the Company are also directors of other reporting issuers as stated:

•Mark T. Brown is a director of Alianza Minerals Ltd., Au Gold Corp., Copper Fox Metals Inc., East West Petroleum Corp., MTB Metals Corp., Mich Resources Ltd. and Mineral and Financial Investments Limited; and

•Frank Högel is a director of Tembo Gold Corp., Canamex Gold Corp., Monarca Minerals Inc., Golden Goliath Resources Ltd. and Nicola Mining Inc.

Orientation and Continuing Education

The Company does not provide a formal orientation and education program for new directors of the Company.  However, any new directors will be given the opportunity to: (a) familiarize themselves with the Company, the current directors and members of management; (b) review copies of recently publicly filed documents of the Company, technical reports and the Company’s internal financial information; (c) have access to technical experts and consultants; and (d) review a summary of significant corporate and securities legislation.  Directors are also given the opportunity for continuing education.

Board meetings may also include presentations by the Company’s management and consultants to give the directors additional insight into the Company’s business.

Ethical Business Conduct

The Board currently does not have a written code of ethics, but views good corporate governance as an integral component to the success of the Company.  The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by the applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to its shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.  Accordingly, in light of the Company’s state of development, the Board considers four directors to be appropriate.

The Board does not currently have a nominating committee, and these functions are currently performed by the Board as a whole.

Compensation Governance

The quantity and quality of the Board compensation and compensation paid to the CEO is reviewed on an annual basis and determined by the Board as a whole, which allows the independent directors to have input into compensation decisions.  At present, the Board is satisfied that the current compensation arrangements adequately reflect the responsibilities and risks involved in being an effective director or officer of the Company.  At this time, the Company does not believe its size and limited scope of operations requires a formal compensation committee.

Other Board Committees

At the present time, the only standing committee is the Audit Committee.  The written charter of the Audit Committee, as required by NI 52-110, is contained in Schedule “A” to this Circular.  As the Company grows, and its operations and management structure became more complex, the Board expects it will constitute more formal standing committees, such as a Corporate Governance Committee, a Compensation Committee and a Nominating Committee, and will ensure that such committees are governed by written charters and are composed of at least a majority of independent directors.

Assessments

The Board annually reviews its own performance and effectiveness as well as the effectiveness and performance of its committees.  Effectiveness is subjectively measured by comparing actual corporate results with stated objectives.  The contributions of individual directors are informally monitored by other Board members, bearing to mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

The Board monitors the adequacy of information given to directors, communication between Board and Management and the strategic direction and processes of the Board and its committees.

The Board believes its corporate governance practices are appropriate and effective for the Company, given its size and operations.  The Company’s corporate governance practices allow the Company to operate efficiently, with checks and balances that control and monitor Management and corporate functions without excessive administration burden.

PARTICULARS OF MATTERS TO BE ACTED UPON

Confirming Stock Option Plan

Shareholders are being asked to confirm approval of the Stock Option Plan (the “Plan”) which was initially adopted by the directors of the Company on April 9, 2022.  There have been no changes to the Stock Option Plan since it was adopted by the directors.  The Stock Option Plan is subject to approval by the Exchange.

The information below is a summary of the Plan and should be read in conjunction with full text of the Plan which will be accessible on the Company’s SEDAR profile at www.sedar.com. Any definitions or capitalized terms used or referenced below have the same meaning attributed to them in the Plan.

The purpose of the Plan is to give to Eligible Persons as additional compensation, the opportunity to participate in the success of the Company by granting to such individuals Options, exercisable over periods of up to ten (10) years as determined by the board of directors of the Company, to buy shares of the Company at a price not less than the Market Price prevailing on the date the Option is granted less applicable discount, if any, permitted by the policies of the Exchanges and approved by the Board. The key terms of the Plan are reflected in the disclosure below.

Key Term	Summary
Administration

The Board shall, without limitation, have full and final authority in their discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan.  Except as set forth in certain sections of the Plan and subject to any required prior Exchange approval, the interpretation and construction of any provision of the Plan by the Board shall be final and conclusive.  Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

Number of Shares

The maximum aggregate number of Shares that are issuable pursuant to security based compensation granted or issued under the Plan and all of the Company's other previously established or proposed security based compensation plans (to which the following limits apply under Exchange policies):

(a)to all Optionees as a group (including for greater certainty Insiders (as a group) shall not exceed 10% of the total number of issued and outstanding Shares on a non-diluted basis at any point in time;

(b)to Insiders (as a group) in any 12-month period shall not exceed 10% of the total number of issued and outstanding Shares on a non-diluted basis on the Grant Date, unless the Company has obtained the requisite disinterested shareholder approval pursuant to applicable Exchange policies;

(c) to any one Optionee (including, where permitted under applicable policies of the Exchanges, any companies that are wholly owned by such Optionee) in any 12-month period shall not exceed 5% of the total number of issued and outstanding Shares on a non-diluted basis on the Grant Date, unless the Company has obtained the requisite disinterested shareholder approval pursuant to applicable Exchange policies.

(d)to any one Consultant in any 12-month period shall not exceed 2% of the total number of issued and outstanding Shares on a non-diluted basis on the Grant Date;

(e)to Investor Relations Service Providers (as a group) in any 12-month period shall not exceed 2% of the total number of issued and outstanding Shares on a non-diluted basis on the Grant Date, and Investor Relations Service Providers shall not be eligible to receive any security based compensation other than Options if the Shares are listed on the TSX Venture Exchange at the time of any issuance or grant; and

(f)to Eligible Charitable Organizations (as a group) shall not exceed 1% of the total number of issued and outstanding Shares on a non-diluted basis on the Grant Date.

Securities	Each Option entitles the holder thereof to purchase one Share at an exercise price determined by the Board.
Participation	Any directors, officers, Employees, Management Company Employees, Consultants and Eligible Charitable Organizations of the Company and its subsidiaries (collectively "Eligible Persons").
Option Price	The Option Price under each Option shall be not less than the Market Price on the Grant Date less the applicable discount permitted under the policies of the Exchanges.
Exercise Period

The exercise period of an Option will be the period from and including the grant date up to 4:00 p.m. Pacific Time on the expiry date that will be determined by the Board at the time of grant (the “Expiry Date”), provided that the Expiry Date of an Option will be no later than the tenth anniversary of the Grant Date of the Option.

Cessation of Employment

If an Optionee ceases to be an Eligible Person, his or her Option shall be exercisable as follows:

(a)Death or Disability

If the Optionee ceases to be an Eligible Person, due to his or her death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of:

(i)365 days after the date of death or Disability; and

(ii)the Expiry Date;

(b)Termination For Cause

If the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, ceases to be an Eligible Person as a result of termination for cause as that term is interpreted by the courts of the jurisdiction in which the Optionee, or, in the case of a Management Company Employee or a Consultant Company, of the Optionee’s employer, is employed or engaged; any outstanding Option held by such Optionee on the date of such termination, whether in respect of Option Shares that are Vested or not, shall be cancelled as of that date.

(c)Early Retirement, Voluntary Resignation or Termination Other than For Cause

If the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company’s retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of the Expiry Date and the date which is 90 days (30 days if the Optionee was engaged in Investor Relations Activities) after the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, ceases to be an Eligible Person.

Acceleration Events

If at any time when an Option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Board may, upon notifying each Optionee of full particulars of the Offer and subject to the approval of the Exchanges with respect to Investor Relations Service Providers, declare all Option Shares issuable upon the exercise of Options granted under the Plan, Vested, and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer.  The Board shall give each Optionee as much notice as possible of the acceleration of the Options under this section, except that not less than 5 business days notice is required and more than 30 days notice is not required

Amendments

The Board may from time to time, subject to applicable law and to the prior approval, if required, of the shareholders (or disinterested shareholders, if required), Exchanges or any other regulatory body having authority over the Company or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted under the Plan and the Option Agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any Option previously granted to an Optionee under the Plan without the consent of that Optionee.

Accordingly, at the Meeting, the shareholders will be asked to pass the following resolution:

“IT IS RESOLVED THAT the Stock Option Plan is hereby approved and confirmed.”

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.  Financial information about the Company is provided in the Company’s comparative annual financial statements to December 31, 2022, a copy of which, together with Management’s Discussion and Analysis thereon, can be found on the Company’s SEDAR profile at www.sedar.com.  Additional financial information concerning the Company may be obtained by any securityholder of the Company free of charge by contacting the Company, at (604) 687-3520.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

ON BEHALF OF THE BOARD

Paul W. Kuhn,

President and Chief Executive Officer

AVRUPA MINERALS LTD.

Schedule “A”
Audit Committee Charter

Role and Objective

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of Avrupa Minerals Ltd. (the “Company”) to which the Board has delegated its responsibility for oversight of the nature and scope of the annual audit, management’s reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements and recommending, for Board approval, the audited financial statements and other mandatory disclosure releases containing financial information.  The objectives of the Committee are as follows:

1.To assist directors in meeting their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of  the Company and related matters;

2.To provide effective communication between directors and external auditors appointed by the Company;

3.To enhance the external auditors’ independence; and

4.To increase the credibility and objectivity of financial reports.

Membership of Committee

1.The Committee shall be comprised of at least three directors of the Company.

2.The Board shall have the power to appoint the Committee Chairman.

3.All of the members of the Committee shall be “financially literate”.  The Board has adopted the definition for “financial literacy” used in National Instrument 52-110 - Audit Committees (“NI 52-110”).

Meetings

1.At all meetings of the Committee every question shall be decided by a majority of the votes cast.  In case of an equality of votes, the Chairman of the meeting shall not be entitled to a second or casting vote.

2.A quorum for meetings of the Committee shall be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing the Board.

3.Meetings of the Committee should be scheduled to take place at least four times per year.  Minutes of all meetings of the Committee shall be taken.

4.The Committee shall forthwith report the results of meetings and reviews undertaken and any associated recommendations to the Board.

5.The Committee shall meet with the external auditors at least once per year (in connection with the preparation of the year-end financial statements) and at such other times as the external auditors and the Committee consider appropriate.

Mandate and Responsibilities of Committee

1.It is the responsibility of the Committee to oversee the work of the external auditors, including resolution of disagreements between management and the external auditors regarding financial reporting.

2.It is the responsibility of the Committee to satisfy itself on behalf of the Board with respect to the Company’s internal control system:

•identifying, monitoring and mitigating business risks; and

•ensuring compliance with legal, ethical and regulatory requirements.

3.It is a responsibility of the Committee to review the annual financial statements of the Company prior to their submission to the Board for approval.  The process should include but not be limited to:

•reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future years’ financial statements;

•reviewing significant accruals or other estimates such as the ceiling test calculation;

•reviewing accounting treatment of unusual or non-recurring transactions;

•ascertaining compliance with covenants under loan agreements;

•reviewing disclosure requirements for commitments and contingencies;

•reviewing adjustments raised by the external auditors, whether or not included in the financial statements;

•reviewing unresolved differences between management and the external auditors; and

•obtaining explanations of significant variances within comparative reporting periods.

4.The Committee is to review the financial statements (and make a recommendation to the Board with respect to their approval), prospectuses, management discussion and analysis and all public disclosure containing audited or unaudited financial information before release and prior to Board approval.  The Committee must be satisfied that adequate procedures are in place for the review of the Company’ disclosure of all other financial information and shall periodically access the accuracy of those procedures.

5.With respect to the appointment of external auditors by the Board, the Committee shall:

•recommend to the Board the appointment of the external auditors;

•recommend to the Board the terms of engagement of the external auditors, including the compensation of the external auditors and a confirmation that the external auditors shall report directly to the Committee; and

•when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change.

6.The Committee shall review with external auditors (and the internal auditor if one is appointed by the Company) their assessment of the internal controls of the Company, their written reports containing recommendations for improvement, and management’s response and follow-up to any identified weaknesses.  The Committee shall also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Company and its subsidiaries.

7.The Committee must pre-approve all non-audit services to be provided to the Company or its subsidiaries by the external auditors.  The Committee may delegate to one or more members the authority to pre-approve non-audit services, provided that the member(s) report to the Committee at the next scheduled meeting such pre-approval and the member(s) comply with such other procedures as may be established by the Committee from time to time.

8.The Committee shall review risk management policies and procedures of the Company (i.e. hedging, litigation and insurance).

9.The Committee shall establish a procedure for:

•the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

•the confidential, anonymous submission by employees and agents of the Company of concerns regarding questionable accounting or auditing matters.

10.The Committee shall review and approve the Company’ hiring policies regarding employees and former employees of the present and former external auditors of the Company.

11.The Committee shall have the authority to investigate any financial activity of the Company.  All employees of the Company are to cooperate as requested by the Committee.

12.The Committee may retain any person having special expertise and/or obtain independent professional advice to assist in filling their responsibilities at the expense of the Company without any further approval of the Board.